Filed by: Endesa Américas S.A. (Commission File No.:001-37724)

pursuant to Rule 425 promulgated under the Securities Act of 1933, as amended

Subject Company: Endesa Américas S.A. (Commission File No.:001-37724)

Form F-4 Registration No. 333-211405

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of

August, 2016

Commission File Number: 001-37724

Endesa Américas S.A.

Endesa Américas S.A.

(Translation of Registrant's Name into English)

Santa Rosa 76,

Santiago, Chile

(56) 22630 9000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

No Offer or Solicitation

This communication does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval. This communication relates to a proposed merger between Enersis Américas S.A. (“Enersis Américas”) and Endesa Américas S.A. (“Endesa Américas”).

Important Information For Investors and Shareholders

In connection with the proposed merger, Enersis Américas has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 (Registration No. 333-211405) containing a preliminary prospectus of Enersis Américas that also constitutes a preliminary joint information statement of Enersis Américas and Endesa Américas regarding the proposed merger (the “preliminary prospectus/information statement”). The information contained in the preliminary prospectus/information statement is not complete and may be changed and the registration statement has not been declared effective by the SEC. Each of Enersis Américas and Endesa Américas may file with the SEC other documents in connection with the proposed merger.

This communication is not a substitute for the definitive prospectus/information statement that Enersis Américas and Endesa Américas will file with the SEC, which will contain important information, including detailed risk factors.  The definitive prospectus/information statement (when available) will be sent to shareholders and holders of American Depositary Receipts (ADRs) of Enersis Américas and Endesa Américas. INVESTORS AND SECURITY HOLDERS OF ENERSIS AMÉRICAS AND ENDESA AMÉRICAS ARE URGED TO READ THE DEFINITIVE PROSPECTUS/INFORMATION STATEMENT AND OTHER DOCUMENTS THAT ARE FILED OR MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION.

Investors and security holders will be able to obtain free copies of the definitive prospectus/information statement and other documents filed with the SEC by Enersis Américas and Endesa Américas on the SEC’s website at www.sec.gov. Copies of the definitive prospectus/information statement and the other documents filed with the SEC by Enersis Américas will also be available free of charge on the Enersis Américas Investor Relations website at www.enersisamericas.cl or by contacting Enersis Américas S.A. at Santa Rosa 76, Piso 15, Santiago, Chile, Attention: Investor Relations or by phone at +56 2 2353 4400 or by E-mail at ir@enersis.cl. Copies of the definitive prospectus/information statement and the other documents filed with the SEC by Endesa Américas will be available free of charge on the Endesa Américas Investor Relations website at www.endesaamericas.cl or by contacting Endesa Américas S.A. at Santa Rosa 76, Piso 15, Santiago, Chile, Attention: Investor Relations or by phone at +56 2 2630 9000 or by E-mail at ir.endesacl@enel.com.

Other

Deutsche Bank has acted as a financial advisor to Endesa Américas in connection with the proposed merger (the “Merger”) of Endesa Américas and Chilectra Américas S.A. ("Chilectra Américas") with and into Enersis Américas.  At the August 5, 2016 meeting of the Board of Directors of Endesa Américas, Deutsche Bank delivered its oral opinion to the Board of Directors, subsequently confirmed by delivery of a written opinion dated August 5, 2016, as to the fairness of the Exchange Ratio (as defined in the opinion), from a financial point of view, to the holders of the outstanding shares of common stock, excluding Enersis Américas and its affiliates.

Deutsche Bank’s written opinion is being filed pursuant to Rule 425 under the Securities Act of 1933, as amended, as a result of certain Chilean regulations that require Deutsche Bank’s written opinion to be disclosed to shareholders of Endesa Américas prior to Enersis Américas filing an amendment to the preliminary prospectus/information statement. The full text of Deutsche Bank’s written opinion, dated August 5, 2016, which sets forth the assumptions made, procedures followed, matters considered and limitations, qualifications and conditions on the review undertaken by Deutsche Bank in connection with the opinion, is included herein as Annex A. Any reference herein to Deutsche Bank’s opinion is qualified in its entirety by reference to the full text of the opinion. Deutsche Bank’s opinion was addressed to, and was for the use and benefit of, the Board of Directors of Endesa Américas in connection with and for the purpose of its evaluation of the Merger. Deutsche Bank’s opinion did not address any other terms of the Merger. Endesa Américas did not ask Deutsche Bank to, and Deutsche Bank’s opinion did not, address the fairness of the Merger, or any consideration received in connection therewith, to the holders of any other class of securities, creditors or other constituencies of Endesa Américas, nor did it address the fairness of the contemplated benefits of the Merger. Deutsche Bank expressed no opinion, and Deutsche Bank’s opinion does not constitute a recommendation, as to how any holder of shares of Endesa Américas common stock and/or American Depositary Shares representing shares of Endesa Américas should vote or act with respect to the Merger. Deutsche Bank did not express any view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation payable to or to be received by any of the officers, directors or employees of any parties to the Merger or any class of such persons, in connection with the Merger, whether relative to the Exchange Ratio or otherwise. Deutsche Bank’s opinion did not in any manner address what the value of the shares of Enersis Américas common stock or American Depositary Shares of Enersis Américas will be when issued pursuant to the Merger or the prices at which the shares of Enersis Américas common stock, the American Depositary Shares of Enersis Américas or any other securities will trade  following the announcement or consummation of the Merger.

Endesa Américas - Teléfono (56) 22630 9000 – Santa Rosa 76, Santiago de Chile

SIGNIFICANT EVENT

Endesa Américas S.A.

Securities Registration Record No. 1138

Santiago, August 5, 2016

                                                                                                                             Ger. Gen. N° 48 /2016

Mr. Carlos Pavez T.

Superintendent of Securities and Insurance

Superintendence of Securities and Insurance

Av. Libertador General Bernardo O’Higgins 1449

Santiago, Chile

Ref.:       Significant Event

Dear Sir,

In accordance with articles 9 and 10, paragraph 2, under Securities Market Law N°18,045, and as established under General Norm N°30 of the Superintendence, duly authorized on behalf of Endesa Américas S.A. (“Endesa Américas” or the “Company”), I hereby inform you of the significant event:

In connection with the related party-transaction of the statutory merger of Endesa Américas S.A. and Chilectra Américas S.A. into Enersis Américas S.A. (The "Merger"), the Board of Directors of the Company has received and immediately made the following background documents public:

1. The report issued by the financial advisor Banco Santander Chile S.A., which refers to Merger’s conditions, effects and potential impacts to the Company;

2. The report of Asesorías Tyndall Limitada, the independent evaluator appointed by the Board of Directors, dated August 5, 2016;

3. The Fairness Opinion of Deutsche Bank, the financial advisor appointed by the Board of Endesa Américas to advise on the merger process, dated August 5.

4. The report of Mr. Colin Becker, the independent expert appraiser appointed by the Board of the Company, including the estimated value of the entities to be merged and the corresponding estimated exchange ratios;

5. The report of the Directors´ Committee of the Company, dated August 5, 2016; and

6. The individual opinions of the Company’s Directors, Messrs. Rafael Fauquié B., Vittorio Vagliasindi, Hernán Cheyre V., Eduardo Novoa C., Loreto Silva R., Francesco Buresti, Mauro Di Carlo, Umberto Magrini and Luca Noviello.

Therefore, in compliance with Article 147 of the 18,046 Corporations Law, the reports and opinions referenced above are available to the general public and shareholders on the Company’s website ( www.endesaamericas.cl ) and at the Company’s offices at Santa Rosa No. 76, 15th floor, Santiago.

Endesa Américas - Teléfono (56) 22630 9000 – Santa Rosa 76, Santiago de Chile

Sincerely yours,

Valter Moro

Chief Executive Officer

c.c.:     Banco Central de Chile (Central Bank of Chile)

             Fiscalía Nacional Económica (National Economic Affairs Investigation Bureau)

             Bolsa de Comercio de Santiago (Santiago Stock Exchange)

             Bolsa Electrónica de Chile (Chile Electronic Stock Exchange)

             Bolsa de Corredores de Valparaíso (Valparaíso Stock Exchange)

Banco Santander Santiago - Representantes Tenedores de Bonos (Bondholders Representative)

             Depósito Central de Valores (Central Securities Depositary)

             Comisión Clasificadora de Riesgos (Risk Classification Commission)

Endesa Américas - Teléfono (56) 22630 9000 – Santa Rosa 76, Santiago de Chile

ANNEX A

FAIRNESS OPINION OF DEUTSCHE BANK SECURITIES INC., FINANCIAL ADVISOR TO ENDESA AMÉRICAS

August 5, 2016

Board of Directors

Endesa Américas S.A.

Santa Rosa 76

Santiago, Código Postal 8330099

Chile

Lady and Gentlemen:

Deutsche Bank Securities Inc. (“Deutsche Bank” or “we”) has acted as financial advisor to Endesa Américas S.A. (the “Company”) in connection with the proposed merger of the Company and Chilectra Américas S.A. (“Chilectra”) with and into Enersis Américas S.A. (“Parent”), with Parent continuing as the surviving company (the “Transaction”). As set forth more fully in the Documento de Términos y Condiciones de Fusion (the “Terms and Conditions for the Merger”) submitted for the approval of the Board of Directors of the Company on the date hereof, as a result of the Transaction, (i) each share of common stock, no par value per share (the “Company Common Stock”), of the Company will be allotted 2.8 (the “Exchange Ratio”) shares of common stock, no par value per share (the “Parent Common Stock”), of Parent and (ii) each outstanding American Depositary Share (the “Company ADS”) of the Company (evidenced by American depositary receipts) will be allotted 1.68 (the “ADS Exchange Ratio”) American Depository Shares of Parent (the “Parent ADSs”). Per the Terms and Conditions for the Merger, (i) each share of common stock, no par value per share (the “Chilectra Common Stock”), of Chilectra will be allotted 4.0 shares (the “Chilectra Merger Exchange Ratio”) of Parent Common Stock and (ii) holders of Company Common Stock, Parent Common Stock or Chilectra Common Stock who dissent from approval of the Transaction will have the right to exercise statutory merger dissenters’ withdrawal rights (derecho a retiro) and receive from the Company, Parent or Chilectra, respectively, a cash payment to be determined pursuant to the Terms and Conditions for the Merger (the “Withdrawal Rights”). The Company has advised us that no agreement has been entered into or will be entered into among Parent, the Company and Chilectra in connection with the Transaction, and that the Board of Directors of each of Parent, the Company and Chilectra will each propose to their respective shareholders the Terms and Conditions for the Merger, along with other documents required under Law No. 18,046 (the “Chilean Companies Act”), for approval at their respective extraordinary shareholders’ meetings as a statutory merger under Article 99 of the Chilean Companies Act. If the Terms and Conditions for the Merger are approved by the holders of at least two-thirds of the outstanding voting shares of each of Parent, the Company and Chilectra, and certain other conditions described therein are met, we have been advised by the Company and its legal counsel that, by operation of law, (i) all shares of Company Common Stock will convert into shares of Parent Common Stock in accordance with the Exchange Ratio and, subject to further actions to be taken by the Company, Parent and the depositaries of the Company ADSs and Parent ADSs, all Company ADSs will convert into Parent ADSs in accordance with the ADS Exchange Ratio, and (ii) all shares of Chilectra Common Stock will convert into shares of Parent Common Stock in accordance with the Chilectra Merger Exchange Ratio. We have also been advised by representatives of the Company that, as described in the Terms and Conditions for the Merger, Parent will launch a cash tender offer for all shares of Company Common Stock (including in the form of Company ADSs), other than shares owned directly or indirectly by Parent (the “Tender Offer”), prior to the consummation of the Transaction.

You have requested our opinion, as investment bankers, as to the fairness of the Exchange Ratio, from a financial point of view, to the holders of the outstanding shares of Company Common Stock, excluding Parent and its affiliates. We express no opinion as to the fairness, from a financial point of view, of the Chilectra Merger Exchange Ratio, the ADS Exchange Ratio, the Tender Offer consideration or any consideration received as the result of the exercise of the Withdrawal Rights.

In connection with our role as financial advisor to the Company, and in arriving at our opinion, we reviewed certain publicly available financial and other information concerning the Company, Parent and Chilectra, certain internal analyses, financial forecasts, long-term business plans and other information relating to the Company and Parent prepared by management of the Company and Parent. We have also held discussions with certain senior officers, the Board of Directors and other representatives and advisors of the Company regarding the businesses and prospects of the Company, Parent and Chilectra. In addition, we have (i) reviewed the reported prices and trading activity for the Company Common Stock and Parent Common Stock, (ii) compared certain financial and stock market information for the Company and  Parent with, to the extent publicly available, similar information for certain other companies we considered relevant whose securities are publicly traded, (iii) reviewed, to the extent publicly available, the financial terms of certain recent business combinations which we deemed relevant, (iv) reviewed the final form of the Terms and Conditions for the Merger submitted for the approval of the Board of Directors of the Company on the date hereof, and (v) performed such other studies and analyses and considered such other factors as we deemed appropriate.

Endesa Américas - Teléfono (56) 22630 9000 – Santa Rosa 76, Santiago de Chile

We have not assumed responsibility for independent verification of, and have not independently verified, any information, whether publicly available or furnished to us, concerning the Company or Parent, including, without limitation, any financial information considered in connection with the rendering of our opinion. Accordingly, for purposes of our opinion, we have, with your knowledge and permission, assumed and relied upon the accuracy and completeness of all such information. We have not conducted a physical inspection of any of the properties or assets, and have not prepared, obtained or reviewed any independent evaluation or appraisal of any of the assets, stocks or liabilities (including, but not limited to, any contingent, derivative or off-balance-sheet assets or liabilities), of the Company or Parent or any of their respective subsidiaries, including, but not limited to, Chilectra, nor have we evaluated the solvency or fair value of the Company, Parent or any of their respective affiliates under any law relating to bankruptcy, insolvency or similar matters.  Any valuations, financial and other forecasts and/or estimates or projections and other assumptions relating to Codensa S.A. E.S.P., Empresa de Energía de Cundinamarca S.A. E.S.P., Empresa de Distribución Eléctrica de Lima Norte S.A.A., Inversiones Distrilima S.A., Generalima, S.A.C., Empresa Eléctrica de Piura S.A., and Central Dock Sud S.A. reflected in our analysis (the “Parent Forecasts”) have been provided to us by the management of Parent and by Parent’s advisors, as authorized by the Company and Parent’s respective boards of directors. At the direction of the Board of Directors of the Company, Deutsche Bank’s discussions with management of the Company regarding the Parent Forecasts have been limited only to certain modifications made by management of the Company to certain working capital assumptions contained therein.  At the direction of the Board of Directors of the Company, Deutsche Bank has not discussed any other aspect of the Parent Forecasts with management of the Company, which limitation you have advised us is required under the Chilean Companies Act. In addition, Deutsche Bank has not carried out an independent review or investigation of the Parent Forecasts and has, at the direction of management of the Company, used the Parent Forecasts in its financial analysis in the form provided by the management of Parent to Deutsche Bank.  With respect to the financial forecasts made available to Deutsche Bank and used in its analyses (including, but not limited to, the Parent Forecasts), Deutsche Bank assumed, with your knowledge and permission, that such forecasts have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the managements of the Company and Parent, as the case may be, as to the matters covered thereby.  In rendering our opinion, we express no view as to the reasonableness of such forecasts and projections or the assumptions on which they are based.  Our opinion is necessarily based upon economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. We expressly disclaim any undertaking or obligation to advise any person of any change in any fact or matter affecting our opinion of which we become aware after the date hereof.

For purposes of rendering our opinion, we have assumed with your knowledge and permission that, in all respects material to our analysis, the Transaction will be consummated in accordance with the terms set forth in the Terms and Conditions for the Merger, without any waiver, modification or amendment of any term or condition that would be material to our analysis, including, but not limited to, the completion of the merger of Chilectra with and into Parent pursuant to the Chilectra Merger Exchange Ratio. We also have assumed with your knowledge and permission that (i) all material governmental, regulatory or other approvals and consents required in connection with the consummation of the Transaction will be obtained and that in connection with obtaining any necessary governmental, regulatory or other approvals and consents, no restrictions, terms or conditions will be imposed that would be material to our analysis and (ii) that the Tender Offer is not material to our analysis. In addition, with your knowledge and permission, our analyses have not taken into account any exercise of Withdrawal Rights by the holders of Company Common Stock, Parent Common Stock or Chilectra Common Stock. The Company has advised us that no agreement has been entered into or will be entered into among Parent, the Company and Chilectra in connection with the Transaction, and the Transaction will be effected by operation of law if approved by the holders of at least two-thirds of the outstanding voting shares of each of Parent, the Company and Chilectra and certain other conditions described in the Terms and Conditions for the Merger are met.   We are not legal, regulatory, tax or accounting experts and have relied on the assessments made by the Company and its other advisors with respect to such issues. Representatives of the Company have informed us, and we have further assumed with your knowledge and permission, that the terms of the Terms and Conditions for the Merger approved by the Board of Directors of the Company will not differ materially from the terms set forth in the final form of the Terms and Conditions for the Merger that we have reviewed. Further, representatives of the Company have informed us, and we have further assumed with your knowledge and permission, that the value of a Company ADS is equivalent to the value of 30 shares of Company Common Stock and that the value of a Parent ADS is equivalent to the value of 50 shares of Parent Common Stock, and we have not, with your knowledge and permission, taken into account any impact on the value of a Company ADS or Parent ADS relating to the fact that such securities are traded on different markets, and in different currencies, than the respective underlying common stock.

This opinion has been approved and authorized for issuance by a Deutsche Bank fairness opinion review committee and is addressed to, and is for the use and benefit of, the Board of Directors of the Company in connection with and for the purpose of its evaluation of the Transaction. This opinion is limited to the fairness of the Exchange Ratio, from a financial point of view, to the holders of Company Common Stock (other than Parent and its affiliates) as of the date hereof. This opinion does not address any other terms of the Transaction, including the Chilectra Merger Exchange Ratio, the ADS Exchange Ratio, the Tender Offer or the Withdrawal Rights, or other terms described in the Terms and Conditions for the Merger. You have not asked us to, and this opinion does not, address the fairness of the Transaction, or any consideration received in connection therewith, to the holders of any other class of securities, creditors or other constituencies of the Company, nor does it address the fairness of the contemplated benefits of the Transaction. We express no opinion as to the merits of the underlying decision by the Company to engage in the Transaction or the relative merits of the Transaction as compared to any alternative transactions or business strategies. Nor do we express an opinion, and this opinion does not constitute a recommendation, as to how any holder of shares of Company Common Stock and/or Company ADSs should vote with respect to the Transaction. In addition, we do not express any view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation payable to or to be received by any of the officers, directors, or employees of any parties to the Transaction, or any class of such persons, in connection with the Transaction, whether relative to the Exchange Ratio or otherwise. This opinion does not in any manner address what the value of the shares of Parent Common Stock or Parent ADSs will be when issued pursuant to the Transaction or the prices at which the shares of Parent Common Stock, the Parent ADSs or any other securities will trade following the announcement or consummation of the Transaction.

Endesa Américas - Teléfono (56) 22630 9000 – Santa Rosa 76, Santiago de Chile

Deutsche Bank will be paid a fee for its services as financial advisor to the Company in connection with the Transaction, a portion of which becomes payable upon delivery of this opinion (or would have become payable if Deutsche Bank had advised the Board of Directors that it was unable to render this opinion) and a substantial portion of which is contingent upon consummation of the Transaction. The Company has also agreed to reimburse Deutsche Bank for its expenses, and to indemnify Deutsche Bank against certain liabilities, in connection with its engagement. We are an affiliate of Deutsche Bank AG (together with its affiliates, the “DB Group”). One or more members of the DB Group have, from time to time, provided, and are currently providing, investment banking, commercial banking (including extension of credit) and other financial services to Parent or its affiliates for which they have received, and in the future may receive, compensation, including acting as (i) financial advisor to (a) Endesa S.A. in connection with the sale of Endesa Latinoamerica, S.A. and an equity stake in Enersis S.A. to Enel SpA in October 2014 and (b) Enel SpA in connection with the sale of an equity stake in Slovenske Elektrarne AS to Energetický a Průmyslový Holding in July 2016; (ii) as joint dealer manager and joint bookrunner in the exchange offer targeting six EUR senior unsecured notes issued by Enel Finance International, a subsidiary of Enel SpA, due between 2017 and 2021 for new 1.966% notes due 2025 issued by Enel Finance International, completed in January 2015 and (iii) joint bookrunner in the €1.0 billion and £0.5 billion offering of hybrid notes (coupons of 5.000% and 6.625%) issued by Enel SpA in January 2014.  In addition, one or more members of the DB Group have, from time to time, provided investment banking services to the Company or its affiliates for which they have received compensation, including acting as financial advisor to Empresa Nacional de Electricidad S.A. (“Endesa”) in its spin-off, which resulted in the formation of the Company. The DB Group may also provide investment and commercial banking services to Parent in the future, for which we would expect the DB Group to receive compensation. In the ordinary course of business, members of the DB Group may actively trade in the securities and other instruments and obligations of Parent, the Company and their respective affiliates (including, but not limited to, Chilectra) for their own accounts and for the accounts of their customers. Accordingly, the DB Group may at any time hold a long or short position in such securities, instruments and obligations.

Based upon and subject to the foregoing assumptions, limitations, qualifications and conditions, it is Deutsche Bank’s opinion as investment bankers that, as of the date hereof, the Exchange Ratio is fair, from a financial point of view, to the holders of Company Common Stock, excluding Parent and its affiliates.

Very truly yours,

/s/ DEUTSCHE BANK SECURITIES INC.

DEUTSCHE BANK SECURITIES INC.

Endesa Américas - Teléfono (56) 22630 9000 – Santa Rosa 76, Santiago de Chile

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENDESA AMÉRICAS S.A.
BY:	/S/ Valter Moro
Valter Moro Chief Executive Officer

Dated: August 8, 2016